

July 23, 2015

Mark W. DeFoor
Chief Executive Officer
eBizware, Inc.
5251 West 116th Place, Suite 200
Overland Park, KS 66211

  Re: eBizware, Inc.
    Amendment No. 3 to Registration Statement on Form S-1
    Filed July 8, 2015
    File No. 333-201239

Dear Mr. DeFoor:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 29, 2015 letter.

General

1. Please amend your registration statement to update your financial statements and related disclosure pursuant to Rule 8-08 of Regulation S-X.

Risk Factors

Risks Associated With Our Company

The company may require additional capital…, page 11

2. We note the risk factor added in response to prior comment 1. Please reconcile your statement here that raising the minimum amount of proceeds would provide you with sufficient capital resources to operate for approximately 5 months with your statement

on page 17 that the minimum amount of proceeds would be sufficient to enable you to continue operations for 12 months.

Exhibits

Exhibit 99.1

3.   Your escrow agreement, filed as Exhibit 99.1, indicates that the agreement was entered into on the "5th day of August 2013 2012." Please advise or revise. We note in this regard your disclosure that the company was incorporated on December 31, 2013. Additionally, please ensure that your exhibit index accurately identifies each of your filed exhibits.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Attorney-Advisor, at (202) 551-3574 or me at (202) 551-3483 with any other questions.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor

cc: Harold P. Gewerter, Esq.
        Gewerter & Dowling